EXHIBIT 17.1

March 31, 2006

Frank Kavanaugh

Chairman of the Board of Directors

Force Protection

9801 Hwy 78

Building #1

Ladson, SC 29456

Dear Mr. Kavanaugh,

I hereby resign from the position of President of Force Protection Industries, Inc. effective immediately. I truly wish the Company and all of its employees, Officers, and Directors success in the future.

Sincerely,

/s/ Ted McQuinn

Ted McQuinn
President, Force Protection Industries, Inc.